Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors
Virgin Galactic Holdings, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-237961 and 333-256607) and on Form S-8 (No. 333-235750) of our report dated February 25, 2022, with respect to the consolidated balance sheets of Virgin Galactic Holdings, Inc. as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes and the effectiveness of internal control over financial reporting as of December 31, 2021.

/s/ KPMG LLP
Los Angeles, California
February 25, 2022